KPMG LLP
Suite 500
191 West Nationwide Blvd. Columbus, OH 43215-2568

 Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated December 19, 2024 and February 19, 2025, with respect to the financial statements and financial highlights of Davis International Fund and Selected International Fund, as of October 31, 2024 and December 31, 2024, respectively, incorporated herein by reference and to the references to our firm under the headings “Additional Information about the Funds”, “Experts” and “Financial Highlights” in the Information Statement and Prospectus filed on Form N-14.

Columbus, Ohio
August 22, 2025

  KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.